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                             July 1, 2021

       Benjamin J. Zeskind, Ph.D.
       Chief Executive Officer
       Immuneering Corporation
       245 Main Street, Second Floor
       Cambridge, MA 02142

                                                        Re: Immuneering
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001790340

       Dear Dr. Zeskind:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Business
       Intellectual Property, page 131

   1. We note your response to prior comment 13 and revised disclosure. Please revise further to disclose what type
of patent protection you are seeking under your pending patent applications (e.g.
composition of matter, use or process).
       Principal Stockholders, page 159

   2. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or
dispositive power with respect to the common stock held by Merrin
                                                        Investors LLC and the
entities affiliated with Rock Springs Capital LLP.
 Benjamin J. Zeskind, Ph.D.
Immuneering Corporation
July 1, 2021
Page 2

       You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                         Sincerely,
FirstName LastNameBenjamin J. Zeskind, Ph.D.
                                                         Division of
Corporation Finance
Comapany NameImmuneering Corporation
                                                         Office of Life
Sciences
July 1, 2021 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName